UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$82.1 MILLION FOR FIRST QUARTER 2019

Santiago, Chile, May 16, 2019 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the first quarter ending March 31, 2019. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), including the recent adoption of IFRS16 accounting standard, and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.77 per USD.

Highlights

•	Operating income amounted to US$82.1 million in the first quarter of 2019. Operating margin reached 3.3%, mainly due to declines in yields driven by the devaluation of local currencies, the consequent effect on international demand, especially in Argentina, and overcapacity in international routes. Net loss totaled US$60.1 million in the quarter ending March 31, 2019, compared with the US$92.2 million earned in the same period last year.

•	Total revenues decreased 7.5% year-on-year in the first quarter of 2019 to US$2,525.3 million due to a decrease in both passenger and cargo revenues. Passenger revenue declined 6.5% and cargo revenues decreased 10.9% as cargo unit revenue declined 10.6% year-over-year - also influenced by greater depreciation of regional currencies- resulting in lower imports to the region, especially to Brazil and Argentina.

•	Total operating expenses declined 0.7% year-over-year in the quarter, despite an increase of 6.7% in total ASKs. Excluding fuel costs, total operating costs declined 2.6% year-on-year in the first quarter. Cost per ASK decreased 6.9% year-over-year, while costs per ASK excluding fuel decreased 8.7% year-over-year, reflecting a leaner and more efficient organizational structure.

•	On April 30th, LATAM Airlines Brazil acquired the outstanding shares of Multiplus S.A., which has been de-listed and is now a privately held company, which will be merged into LATAM Airlines Brazil as announced last year. For the 27.3% acquired, LATAM Airlines Brazil paid US$303.7 million.

•	Elliot Management Corporation contacted LATAM to propose a restructuring plan for Avianca Brazil, consisting in dividing the company in seven independent productive units. LATAM Airlines Brazil has agreed to bid for at least one independent productive unit for a minimum amount of US$70 million in an upcoming auction. In addition, LATAM Airlines Brazil committed and funded US$13 million for working capital purposes to Avianca Brazil.

•	Given the impact of the devaluation of the Argentinian peso on international demand and overcapacity on routes to/from Brazil, LATAM is adjusting its international network and reducing capacity growth for 2019 to approximately 0-2% compared with 2018. On the other hand, LATAM Airlines Brazil is increasing the capacity of its domestic network to approximately 5-7% for 2019 due to recent developments in the Brazilian domestic market. The Company has signed a contract with Aircastle to lease 10 Airbus A320-200 aircraft to be operated by the affiliates of the group in their respective domestic markets, principally Brazil. As a result, the Company has revised down its total capacity guidance growth for this year from 4-6% to 3-5% as compared with 2018.

•	At LATAM’s Annual Shareholders’ Meeting on April 25, 2019, a dividend distribution totaling US$54.6 million was approved. This is equivalent to 30% of 2018 earnings and is the highest since the LAN and TAM association. Said dividend was paid today (Thursday May 16, 2019) to shareholders on record as of May 10, 2019.

•	Finally, at the same shareholders’ meeting, Mr. Patrick Horn was elected as a new board member replacing Mr. Georges de Bourguignon, as a new independent board member.

MANAGEMENT COMMENTS ON THE FIRST QUARTER 2019

The first quarter of 2019 presented more challenging market conditions than we initially anticipated. Demand for international travel in Argentina further deteriorated as a consequence of the sustained devaluation of the Argentinian Peso, while we continued to see overcapacity in international routes to/from Brazil. This was exacerbated by the devaluation of other Latin American currencies such as the Brazilian real and the Chilean and Colombian peso, which put additional pressure in our yields measured in US dollars. As a result, our revenues per ASK declined by 12.3%, yields decreased 11.1% and load factor decreased1.1 percentage points.

Despite the challenging macroeconomic context, LATAM continues to make progress on our strategic initiatives. Our cost saving initiatives continue delivering positive results with total costs declining by 0.7%, despite 6.7% growth in operations in the first quarter. We carried more than 18 million passengers during this period, 800,000 more than the same period of last year. Cost initiatives continue to be among LATAM’s highest priorities and will help us to tackle a challenging first half of the year.

We continue to adapt our network in line with current market conditions. Overcapacity in international routes to/from Brazil, made it necessary to suspend the inauguration of the Sao Paulo – Munich flight as well as suspending the Sao Paulo – Rome service from October 2019. In the context of weak international demand in Argentina, in March, LATAM suspended its services from Santiago and Sao Paulo to Tucuman and will suspend flights to Rosario from Santiago and Sao Paulo in the coming months. These network adjustments reflect LATAM Group’s proactive capacity management. That said, there continues to be attractive opportunities to expand the network within South America. LATAM Airlines Group will offer non-stop flights from Santiago to Brasilia in October, LATAM Airlines Peru from Lima to Brasilia in November and LATAM Airlines Brazil from Asuncion to Brasilia starting in December, improving the connectivity between these capitals.

Moreover, domestic markets in South America continue offering attractive growth opportunities. The unbundled fares model implemented in 2017 has allowed us to compete efficiently with the low-cost competitors and as a result we continue to carry more passengers and increase our ancillary revenue generation. The expansion plan announced for the second half of 2019 in Colombia and the improvement of LATAM Airlines Peru’s connectivity, especially from Lima, are examples of the growth potential that the Company has identified in these markets.

LATAM has refurbished three aircraft with the new cabin configurations. The first Boeing 767 is already being operated by LATAM Airlines Peru in international routes, while the first two Airbus A320s are operating in the domestic markets of Brazil and Peru. The new cabins are designed to offer an industry-leading on-board experience with more options, flexibility and personalization, to better serve different passengers. At the same time, we will increase capacity by adding more seats per aircraft, thereby reducing our cost per ASK.

In the meantime, we continue to make progress towards the implementation of our Joint Business Agreements with American Airlines and International Airlines Group (IAG). We refiled an updated request for approval with the Department of Transportation in the United States, having received approval from the relevant authorities in Latin America. During April, we also presented our case to the Chilean Supreme Court, following the appeal made by third parties to the approval by Chile’s competition authority in October 2018. LATAM now awaits the court’s final ruling.

Finally, on May 7, 2019, our onboard service and travel experience were recognized by the APEX Passenger Choice Awards as the ‘Best Global Airline in South America’ for the second year running. LATAM was also awarded with the ‘Best Seat Comfort’, ‘Best Cabin Service’, ‘Best Entertainment’ and ‘Best Wi-Fi’ in South America. In addition, LATAM Airlines was recognized for its ‘Outstanding Food Service by a South American Carrier’ in the PAX International Readership Awards in April 2019, also for the second consecutive year. These awards mark our continued commitment to improving our passengers’ travel experience.

management discussion and analysis of FIRST Quarter 2019 Results

Total revenues in the first quarter 2019 totaled US$2,525.3 million, compared to US$2,730.5 million in first quarter 2018. The 7.5% decrease was composed by a 6.5% decrease in passenger revenues, 10.9% in cargo revenues and 19.6% in other revenues. Passenger and cargo revenues accounted for 85.9% and 10.4% of the total operating revenue of the quarter, respectively.

Passenger revenues decreased 6.5% year-over-year in the first quarter as a result of a 12.3% decrease in consolidated passenger unit revenue (RASK) and a capacity increase of 6.7% year-over-year. The passenger RASK decline was driven by a 11.1% yield decrease, together with a load factor decrease of 1.1 p.p., mainly as a result of currency devaluation in the region and the contraction of Argentinian passengers for international travel as a consequence of the current economic scenario in Argentina.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended March 31

	RASK			ASK		Load Factor
	(US cents)			(millions)
	1Q19	% Change (YoY)		1Q19	% Change (YoY)	1Q19	% Change (YoY)

Bussines Unit
Domestic SSC	6.5	-10.4%		6,910	9.6%	84.2%	0.5 pp
Domestic Brazil	6.2	-7.2%	*	9,383	1.5%	82.1%	-0.2 pp
International	5.6	-15.2%		21,695	8.1%	85.1%	-2.2 pp
Total	5.7	-12.3%		37,989	6.7%	84.2%	-1.1 pp

*RASK in domestic Brazil increased 7.3% measured in BRL excluding the proportional margin contribution from Multiplus Note: revenues include ticket revenue, breakage, ancillary, frequent flyer program revenues and other revenues

The domestic operations of LATAM Airlines group’s Spanish speaking country affiliates (SSC) –which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador– accounted for 20.1% of total passenger revenue in the quarter. Their consolidated capacity increased 9.6% year-over-year, while traffic measured in RPK rose 10.3%, especially in Peru and Chile. As a result, consolidated load factor rose 0.5 percentage points to 84.2%. Revenue per ASK in USD decreased 10.4% in the quarter, impacted by the depreciation of local currencies, especially the Argentinian, Chilean and Colombian Peso.

In Brazil’s domestic passenger operation – which represented 25.8% of total passenger revenues in the quarter – LATAM Airlines Brazil increased its domestic capacity by 1.5% year-over-year, while traffic measured in RPK increased 1.3% in the same period, thus resulting in a 0.2 percentage points decline in the load factor to 82.1%. Revenues per ASK decreased 7.2% year-over-year in USD exclusively as a result of the devaluation of the Brazilian real, as in local currency revenues per ASK increased by 7.3% year-over-year.

International passenger operations accounted for 54.0% of total passenger revenues. Consolidated capacity increased 8.1% year-over-year in the quarter, while international traffic rose 5.5%. As a result, passenger load factor declined by 2.2 percentage points to 85.1%. Consolidated RASK declined 15.2%, mainly driven by lower demand from Argentina and capacity pressures in long haul routes from Brazil, especially to Europe.

Cargo revenues decreased by 10.9% in the quarter, reaching US$263.5 million, driven by a 12.6% decline in cargo yields, partially offset by an increase of 1.3 percentage points in the load factor to 56.0%. Import markets continued to show declines year-over-year, especially to Brazil and Argentina driven by weaker currencies. Furthermore, the sale of our former Mexican subsidiary MasAir in the second half of 2018 reduced our cargo revenues by approximately US$10 million. On the other hand, export markets continue improving, especially salmon from Chile. As a result, cargo revenues per ATK declined by 10.6% in comparison to the same quarter of the previous year.

Other revenues totaled US$93.8 million in the first quarter of 2019, US$22.9 million less compared to the same period of last year. This year-over-year decline is due to lower revenues derived from Multiplus, driven by the devaluation of the Brazilian real.

Total operating expenses in the first quarter amounted to US$2,443.1 million, a 0.7% decrease compared to the same period of 2018 despite the 6.7% increase in total capacity. As a result, cost per ASK declined by 6.9% and Cost per ASK excluding fuel costs declined by 8.7% in the same period, as a result of the costs contention initiatives. Changes in operating expenses were mainly explained by:

•	Wages and benefits decreased 7.5%, explained by the 5.0% decline in the average headcount during the quarter, in line with the company’s cost efficiency efforts, as well as the depreciation of local currencies.

•	Fuel costs rose 4.0%, mainly as a result of an 8.4% increase in fuel consumption. The latter was partially offset by a 6.2% decrease in the average fuel price per gallon (excluding hedge) as compared to the first quarter of 2018. The Company recognized a US$9.0 million loss related to hedging contracts, compared to US$7.2 million gain for the same quarter of 2018.

•	Commissions to agents decreased 10.1% due to a decline in passenger and cargo revenues.

•	Depreciation and amortization rose 0.8% due to 6 more aircraft in average in our fleet compared to the same period of 2018.

•	Other rental and landing fees increased 3.6%, mainly due to higher passenger and cargo operation as well as higher costs related to ground handling operations.

•	Passenger service expenses declined by 19.4% due to lower fixed costs associated with the outsourcing of catering services and lower rate of passenger contingencies during the quarter compared to the same period of 2018.

•	Maintenance expenses increased 5.5% due to an increase in costs associated to spare parts, as the company incorporated two Airbus A320neo during the quarter.

•	Other operating expenses decreased 1.5%, due to lower marketing expenses, as well as a decline in costs related to the passenger service system, as the company unified the reservation platform across the entire airline group in the second quarter of last year.

Non-operating results

•	Interest income decreased by US$6.3 million year-over-year to US$5.9 million in first quarter 2019, mainly due to a reversal of interests associated with PIS/COFINS tax payments in the first quarter 2019 and a lower return on financial investments of Multiplus.

•	Interest expense increased 3.8% to US$138.4 million in first quarter 2019, from US$133.4 million in the same period of 2018, mainly due to the issuance of US$600 million senior unsecured notes in January 2019.

•	Under Other income (expense), the Company registered a US$6.9 million net gain, including a US$8.9 million in foreign exchange gain. This compares to the US$0.2 million net loss in other income (expense) in the first quarter of 2018, which included a foreign exchange loss of US$2.9 million.

Net loss in the first quarter amounted to US$60.1 million, compared with the gain of US$92.2 million compared to the same period of 2018, mainly explained by a US$188.3 million decrease in operating income. The latter was partially offset by a US$30.1 million decrease in income taxes as a result of a lower pre-tax result.

LIQUIDITY AND FINANCING

By the end of the quarter, LATAM´s net debt amounted to US$7.6 billion, a 3.5% increase compared to previous quarter, while leverage reached 4.3x from 3.9x in December 2018, including a decline of 8.2% in the last twelve month’s EBITDA. For the balance of 2019, the Company has roughly US$770 million in debt maturities.

At the end of the first quarter 2019, LATAM reported US$1,544 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. Furthermore, the Company´s liquidity position was enhanced by US$575 million of an undrawn revolving credit facility1 (RCF) line. Thus, LATAM’s liquidity position amounted to 20.9% of the last twelve months’ net revenue by March 31, 2019.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases, while benefiting from fuel price reductions by building option structures with a cap and a floor (3-ways collar and 4-ways collar). Accordingly, the Company hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months are shown in the table below:

	2Q19	3Q19	4Q19	1Q20

Hedge positions
Estimated Fuel consumption hedged	65%	42%	20%	0%

LATAM FLEET PLAN

LATAM maintains the wet lease contracts of two Airbus A330 with the Spanish airline Wamos and 2 Boeing 777-200 with Boeing Capital. These aircraft were leased in order to mitigate the impact of fewer Boeing 787 availability due to the extension of Rolls Royce’s engine maintenance program.

Fleet commitments for 2019 amount to US$1,197 million, with approximately US$676 million accounting for capital expenditures. LATAM has successfully financed all its 2019 deliveries with a combination of sales&leasebacks and Jolco financing, with senior secured debt and Japanese equity. For 2020, expected fleet commitments amount to US$708 million. The Company is constantly working on adjusting its fleet to the current demand environment, so it can optimize its utilization and thus maximize profitability.

1 Subject to borrowing base availability

The table below reflects the updated fleet plan of LATAM until 2021:

By year end	2018	2019E	2020E	2021E

Passenger Aircraft
Narrow Body
Airbus A319-100	46	46	41	41
Airbus A320-200	126	132	128	118
Airbus A320 Neo	4	13	18	24
Airbus A321-200	49	49	49	49
Airbus A321 Neo	—	—	4	9
TOTAL	225	240	240	241

Wide Body
Boeing 767-300	35	32	29	28
Airbus A350-900	7	10	12	15
Boeing 777-300 ER	10	10	10	10
Boeing 787-8	10	10	10	10
Boeing 787-9	14	16	18	20
TOTAL	76	78	79	83

Cargo Aircraft
Boeing 767-300F	9	10	10	10
TOTAL	9	10	10	10

TOTAL OPERATING FLEET	310	328	329	334

Subleases
Airbus A320-200	5	5	5	5
Airbus A350-900	2	3	1	—
Boeing 767-300F	1	1	2	2
TOTAL	8	9	8	7

TOTAL FLEET	318	337	337	341

Fleet Commitment (US$ million)	311	1,197	708	1,118

GUIDANCE

Operating margin guidance for 2019 remains unchanged (see table below). In addition, the Company revised its guidance for capacity growth for 2019 to approximately between 3% and 5%.

2019
		Previous Guidance	New Guidance

ASK Growth (Passenger)	Total Network	4% - 6%	3% - 5%
	International	3% - 5%	0% - 2%
	Brazil Domestic	2% - 4%	5% - 7%
	SSC Domestic	8% - 10%	8% - 10%

ATK Growth (Cargo)		1% - 3%	0% - 2%

Operating Margin		7.0% - 9.0%	7.0% - 9.0%

LATAM filed its quarterly financial statements for the three-month period ended March 31, 2019 with the Comisión para el Mercado Financiero of Chile on May 16, 2019. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 142 destinations in 26 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The Group employs approximately 41.000 people worldwide, operating more than 1,300 flights per day and transporting 69 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 313 aircraft average an age of around nine years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fifth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via http://www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the first quarter 2019 (in thousands of US Dollars)

2018 periods have been re-expressed to reflect adoption of IFRS 16 accounting standards

	For the three month period ended March 31

	2019	2018	% Change

REVENUE
Passenger	2,167,982	2,318,015	-6.5%
Cargo	263,496	295,820	-10.9%
Other	93,790	116,701	-19.6%
TOTAL OPERATING REVENUE	2,525,268	2,730,536	-7.5%

EXPENSES
Wages and Benefits	-476,012	-514,543	-7.5%
Aircraft Fuel	-746,551	-717,854	4.0%
Commissions to Agents	-54,066	-60,120	-10.1%
Depreciation and Amortization	-351,644	-348,887	0.8%
Other Rental and Landing Fees	-322,821	-311,610	3.6%
Passenger Services	-64,246	-79,756	-19.4%
Aircraft Maintenance	-104,056	-98,677	5.5%
Other Operating Expenses	-323,750	-328,645	-1.5%
TOTAL OPERATING EXPENSES	-2,443,146	-2,460,092	-0.7%

OPERATING INCOME	82,122	270,444	-69.6%
Operating Margin	3.3%	9.9%	-6.7 pp

Interest Income	5,891	12,187	-51.7%
Interest Expense	-138,446	-133,355	3.8%
Other Income (Expense)	6,877	-211	-3359.2%

INCOME BEFORE TAXES AND MINORITY INTEREST	-43,556	149,065	-129.2%
Income Taxes	-13,041	-43,213	-69.8%

INCOME BEFORE MINORITY INTEREST	-56,597	105,852	-153.5%

Attributable to:
Shareholders	-60,074	92,169	-165.2%
Minority Interest	3,477	13,683	-74.6%

NET INCOME	-60,074	92,169	-165.2%
Net Margin	-2.4%	3.4%	-5.8 pp

Effective Tax Rate	29.9%	-29.0%	58.9 pp
EBITDA	433,766	619,331	-30.0%
EBITDA Margin	17.2%	22.7%	-5.5 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended
	March 31
	2019	2018	% Change

System
Costs per ASK (US Cent)	6.4	6.9	-6.9%
Costs per ASK ex fuel (US Cents)	4.5	4.9	-8.7%
Fuel Gallons Consumed (millions)	322.2	297.2	8.4%
Fuel Gallons Consumed per 1,000 ASKs	8.5	8.3	1.7%
Fuel Price (with hedge) (US$ per gallon)	2.32	2.42	-4.1%
Fuel Price (without hedge) (US$ per gallon)	2.29	2.44	-6.1%
Average Trip Length (km)	1,759.6	1,757.8	0.1%
Total Number of Employees (average)	40,925	43,095	-5.0%
Total Number of Employees (end of the period)	40,746	42,977	-5.2%

Passenger
ASKs (millions)	37,989	35,619	6.7%
RPKs (millions)	31,979	30,384	5.2%
Passengers Transported (thousands)	18,174	17,286	5.1%
Load Factor (based on ASKs) %	84.2%	85.3%	-1.1 pp
Yield based on RPKs (US Cents)	6.8	7.6	-11.1%
Revenues per ASK (US cents)	5.7	6.5	-12.3%

Cargo
ATKs (millions)	1,604	1,610	-0.4%
RTKs (millions)	899	882	1.9%
Tons Transported (thousands)	215	225	-4.5%
Load Factor (based on ATKs) %	56.0%	54.8%	1.3 pp
Yield based on RTKs (US Cents)	29.3	33.5	-12.6%
Revenues per ATK (US Cents)	16.4	18.4	-10.6%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31
	2019	2018

Assets:

Cash, and cash equivalents	1,124,326	1,081,642
Other financial assets	486,401	383,984
Other non-financial assets	259,085	290,476
Trade and other accounts receivable	1,125,376	1,162,582
Accounts receivable from related entities	6,549	2,931
Inventories	301,659	279,344
Tax assets	64,013	69,134
Non-current assets and disposal groups held for sale	2,006	5,768
Total current assets	3,369,415	3,275,861

Other financial assets	57,210	58,700
Other non-financial assets	238,034	227,541
Accounts receivable	5,348	5,381
Intangible assets other than goodwill	1,434,324	1,441,072
Goodwill	2,283,269	2,294,072
Property, plant and equipment	12,565,500	12,501,809
Tax assets	757	757
Deferred tax assets	271,650	273,529
Total non- current assets	16,856,092	16,802,861

Total assets	20,225,507	20,078,722

Liabilities and shareholders' equity:

Other financial liabilities	1,790,900	1,794,286
Trade and other accounts payables	1,704,729	1,674,303
Accounts payable to related entities	2,569	382
Other provisions	5,210	4,794
Tax liabilities	3,699	3,738
Other non-financial liabilities	2,293,634	2,454,746
Liabilities included in disposal groups classified as held for sale	—	—
Total current liabilities	5,800,741	5,932,249

Other financial liabilities	8,790,470	8,359,462
Accounts payable	462,785	529,277
Other provisions	312,641	303,495
Deferred tax liabilities	778,951	786,571
Employee benefits	89,416	82,365
Other non-financial liabilities	628,236	644,702
Total non-current liabilities	11,062,499	10,705,872

Total liabilities	16,863,240	16,638,121

Share capital	3,146,265	3,146,265
Retained earnings	158,897	218,971
Treasury Shares	(178)	(178)
Other reserves	(36,890)	(4,365)
Equity attributable to the parent company’s equity holders	3,268,094	3,360,693
Minority interest	94,173	79,908

Total net equity	3,362,267	3,440,601

Total liabilities and equity	20,225,507	20,078,722

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of March 31, 2019	As of March 31, 2018

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	2,536,205	2,698,081
Other cash receipts from operating activities	27,027	25,539

Payments for operating activities
Payments to suppliers for goods and services	(1,739,695)	(1,605,394)
Payments to and on behalf of employees	(504,940)	(559,714)
Other payments for operating activities	(51,345)	(76,643)
Income Taxes refunded (paid)	(12,719)	(11,796)
Other cash inflows (outflows)	(27,988)	(6,322)

Net cash flows from operating activities	226,545	463,751

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	—	—
Cash flows used in the purchase of non-controlling interest	—	—
Other cash receipts from sales of equity or debt instruments of other entities	728,847	903,496
Other payments to acquire equity or debt instruments of other entities	(824,446)	(1,083,699)
Amounts raised from sale of property, plant and equipment	274	107,129
Purchases of property, plant and equipment	(181,826)	(178,566)
Purchases of intangible assets	(18,504)	(19,911)
Interest Received	7,730	3,790
Other cash inflows (outflows)	(597)	11,731

Net cash flows used in investing activities	(288,522)	(256,030)

Cash flow from (used in) financing activities
Amounts raised from long-term loans	594,354	5,004
Amounts raised from short-term loans	—	80,000
Loans repayment	(306,081)	(384,985)
Payments of finance lease liabilities	(94,136)	(91,416)
Dividends paid	—	(9,716)
Interest paid	(100,919)	(107,005)
Other cash inflows (outflows)	27,246	(2,449)

Net cash flows from (used in) financing activities	120,464	(510,567)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	58,487	(302,846)
Effects of variations in the exchange rate on cash and equivalents	(15,803)	(24,928)
Net increase (decrease) in cash and cash equivalents	42,684	(327,774)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,081,642	1,142,004

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,124,326	814,230

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31	As of December 31
	2019	2018

Total Assets	20,225,507	20,078,722
Total Liabilities	16,863,240	16,638,121
Total Equity*	3,362,267	3,440,601
Total Liabilities and Shareholders equity	20,225,507	20,078,722

Debt
Current and long term portion of loans from financial institutions	5,700,066	5,636,872
Current and long term portion of obligations under capital leases	1,925,620	1,624,854
Total Financial Debt	7,625,686	7,261,726
Lease liabilities	2,937,372	2,858,049
Total Gross Debt	10,563,058	10,119,775
Cash and cash equivalents	-1,544,342	-1,404,070
Total Net Debt	9,018,716	8,715,705

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of March 31	As of December 31
	2019	2018

Cash and Equivalents as % of LTM revenues	15.2%	13.5%

Gross Debt (US$ thousands)	10,563,058	10,119,775
Gross Debt / EBITDA (LTM)	5.1	4.5

Net Debt (US$ thousands)	9,018,716	8,715,705
Net Debt / EBITDA (LTM)	4.3	3.9
Including the Revolving Credit Facility, Cash and Equivalents as % of LTM revenues reaches 20.9%

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2019
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	33	92	125
Airbus A320- Neo	5	1	6
Airbus A321-200	19	30	49
Airbus A350-900	3	4	7
Boeing 767-300	2	33	35
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	4	14
TOTAL	91	211	302

Cargo Aircraft
Boeing 767-300F	1	8	9
TOTAL	1	8	9

Short-term leases
Boeing 777-200	2	—	2
TOTAL SHORT-TERM LEASES	2	0	2

TOTAL OPERATING FLEET	94	219	313

Subleases
Airbus A320-200	—	5	5
Airbus A350-900	2	1	3
Boeing 767-300F	—	1	1
TOTAL SUBLEASES	2	7	9

TOTAL FLEET	96	226	322

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO